Writer’s Direct Number (212) 756-2327	Writer’s E-mail Address steven.spencer@srz.com

February 7, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly, Esq.

Re:	Morton’s Restaurant Group, Inc.

Registration Statement on Form S-1

Filed December 2, 2005

File No. 333-130072

Dear Mr. Kelly:

On behalf of Morton’s Restaurant Group, Inc. (the “Registrant”), and in anticipation of requesting acceleration of the effective date of the Registration Statement on or about February 8, 2006, the Registrant acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

•	The action of the Commission or the Staff acting by delegated authority in declaring the registration statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

•	The Registrant may not assert the Commission’s comments or the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Securities and Exchange Commission

February 7, 2006

Thank you for your continued attention to and expeditious review of the Registrant’s filing.

Very truly yours,

/s/ STEVEN J. SPENCER
Steven J. Spencer, Esq.

CC:	Thomas J. Baldwin

Morton’s Restaurant Group, Inc.

Chief Executive Officer

Ronald M. DiNella

Morton’s Restaurant Group, Inc.

Chief Financial Officer

Michael R. Littenberg, Esq.

Schulte Roth & Zabel LLP